Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-263255

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “prospectus supplement”), together with the accompanying short form base shelf prospectus dated February 23, 2022 (the “base shelf prospectus” and, as supplemented by this prospectus supplement, the “prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and the base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Digihost Technology Inc. at 18 King Street East, Toronto, ON, M5C 1C4 and (647) 259-1790, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

to the short form base shelf prospectus dated February 23, 2022

New Issue and Secondary Offering	March 4, 2022

DIGIHOST TEHCNOLOGY INC.

Up to US$250,000,000

Subordinate Voting Shares

This prospectus supplement of Digihost Technology Inc. (the “Company”, “Digihost”, “we” or “our”), together with the accompanying base shelf prospectus, hereby qualifies the distribution (the “Offering”) of up to US$250,000,000 of subordinate voting shares in the capital of the Company (“SV Shares” and each SV Share being qualified hereunder, an “Offered Share”) pursuant to an at the market offering agreement dated March 4, 2022 (the “Sales Agreement”) between the Company and H.C. Wainwright & Co., LLC (the “Agent”). In accordance with the terms of the Sales Agreement, the Company may distribute Offered Shares from time to time through the Agent, as the agent for distribution of the Offered Shares. The Offering is being made only in the United States under a registration statement filed under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) on Form F-10 (File No. 333-263255), filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2022 and declared effective by the SEC on March 3, 2022. No Offered Shares will be sold under the Sales Agreement in Canada or on the TSX Venture Exchange (the “TSXV”) or any other trading markets in Canada. This prospectus supplement also qualifies the resale in the United States (the “Resale”) of SV Shares issuable upon the exercise of warrants held by selling securityholders identified in this prospectus supplement (the “Selling Securityholders” and such SV Shares, the “Registrable Shares”) from time to time, in such amounts, at such prices and on such terms as will be determined at the time that such Registrable Shares are offered. See “PLAN OF DISTRIBUTION”.

The SV Shares are listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “DGHI” and on the TSX Venture Exchange (the “TSXV”) under the trading symbol “DGHI”. On March 3, 2022, being the last trading day prior to the date hereof, the closing price of the SV Shares on the TSXV and Nasdaq was C$4.83 and US$3.83, respectively. The TSXV has conditionally approved the listing of the Offered Shares offered by this prospectus supplement, subject to the Company fulfilling all of the listing requirements of the TSXV.

No underwriter, dealer or agent of the at-the-market distribution, nor any affiliate of such an underwriter, dealer or agent nor any person or company acting jointly or in concert with an underwriter, dealer or agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the SV Shares, including selling an aggregate number or principal amount of SV Shares that would result in the underwriter creating an over-allocation position in the securities.

Prospective investors should be aware that the acquisition or disposition of the Company’s SV Shares described herein may have tax consequences in both Canada and/or the United States. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement. You should read the tax discussion in this prospectus supplement under the headings “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” and “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” and consult your own tax advisor with respect to your own particular circumstances.

Investment in the SV Shares is highly speculative and involves significant risks that you should consider before purchasing such SV Shares. You should carefully review the risks outlined in this prospectus supplement and the accompanying base shelf prospectus and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See the “RISK FACTORS” section of the base shelf prospectus and in this prospectus supplement and the risk factors in the Company’s documents which are incorporated by reference herein.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. One of the Company’s material subsidiaries, namely Digihost International, Inc., is incorporated under the laws of Delaware and some of the Company’s directors and officers, namely: Michel Amar, Alec Amar, Adam Rossman and Paul Ciullo reside outside of Canada and have appointed the Peterson McVicar LLP at its registered office set forth below as their agent for service of process in Canada.

Name of Person	Name and Address of Agent
Michel Amar	Peterson McVicar LLP 18 King Street E., Suite 902 Toronto, ON, M5C 1C4
Alec Amar
Adam Rossman
Paul Ciullo

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts that may be named in the registration statement on Form F-10 that includes this prospectus supplement and the accompanying base shelf prospectus (collectively, the “Registration Statement”) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any offering made pursuant to this prospectus supplement and the accompanying base shelf prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada, to prepare this prospectus supplement and the accompany base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of the Company incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and may not be comparable to financial statements of United States companies.

Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this prospectus supplement and the accompanying base shelf prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or any other recognized marketplace upon which the SV Shares are listed or quoted or where the SV Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions that are deemed to be “at-the-market” distributions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada or on the TSXV or any other trading market in Canada. The Agent is not required to sell any specific number or dollar amount of SV Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under, and in accordance with the terms and conditions of the Sales Agreement. In this Offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “PLAN OF DISTRIBUTION”.

The Company will pay the Agent a broker fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agent for certain expenses in connection with the Sales Agreement as described in the “PLAN OF DISTRIBUTION.” In connection with sales of the Offered Shares, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “ RISK FACTORS” in this prospectus supplement and the accompanying base shelf prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

The Company’s registered office is located at 595 Howe Street – 10th Floor, Vancouver, BC V6C 2T5 and the Company’s head office is located at 18 King Street East, Suite 902, Toronto, ON, M5C 1C4.

Investors should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

AGENT

H.C. WAINWRIGHT & CO.

S-i

IMPORTANT NOTICE

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the SV Shares offered hereunder. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering of the Offered Shares and the Resale of the Registered Shares. If the description of the SV Shares varies between this prospectus supplement and the accompanying base shelf prospectus, investors should rely on the information in this prospectus supplement. This prospectus supplement may add, update or change information contained in the accompanying base shelf prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the accompanying base shelf prospectus or any documents incorporated by reference herein or therein filed prior to the date of this prospectus supplement, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying base shelf prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. The Company and the Agent have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying base shelf prospectus and the Offering or the Resale in certain jurisdictions may be restricted by law. You should assume that the information contained in this prospectus supplement and the accompanying base shelf prospectus, as well as information filed with the SEC and with the securities regulatory authorities in each of the Provinces and Territories of Canada that is incorporated by reference herein and in the accompanying base shelf prospectus, is accurate only as of its respective date, regardless of the time of delivery of the base shelf prospectus, this prospectus supplement or any amendment thereto, or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare those reports and other information in accordance with the Canadian disclosure requirements. Those requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus supplement and the documents incorporated by reference contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION”.

In this prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Digihost” or the “Company”, refer to Digihost Technology Inc. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus supplement constitute “forward-looking information” under Canadian securities laws and “forward-looking statements” under U.S. securities laws (collectively “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Such forward-looking statements include, but are not limited to, statements relating to:

●	the performance of the Company’s business and operations;

●	the intention to grow the Company’s business and operations;

●	the Company’s growth strategy and opportunities;

●	the treatment of the Company under government regulatory and taxation regimes;

●	the future price of cryptocurrencies, such as Bitcoin, Ethereum and the other types of digital assets which the Company and its subsidiaries mine, hold and trade;

●	the Company’s intended use of net proceeds from the sale of its securities;

●	the number of securities the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the SV Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	risks related to debt securities;

●	risks related to the decrease of the market price of the SV Shares if the Company’s shareholders sell substantial amounts of SV Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	the absence of a market through which the Company’s securities, other than SV Shares, may be sold; and

●	changes to governmental laws and regulations; and

●	the Company’s ability to monitor, assess and manage the impact of the COVID-19 pandemic.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus supplement.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedar.com) or in the United States through EDGAR, the SEC’s website, at www.sec.gov. Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to profitably generate cryptocurrencies;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	historical prices of cryptocurrencies;

●	the emerging cryptocurrency and blockchain markets and sectors;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

●	continued maintenance and development of the Company’s cryptocurrency mining facilities;

●	continued growth in usage and in the blockchain for various applications;

●	continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

●	the absence of adverse regulation or law; and

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

●	The Company’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks;

●	Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations;

●	The value of cryptocurrencies may be subject to momentum pricing risk;

●	Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;

●	Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

●	The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

●	The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;

●	Acceptance and/or widespread use of cryptocurrency is uncertain;

●	The Company is subject to risks associated with the Company’s need for significant electrical power. The Company’s mining operations require electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations;

●	The Company may be required to sell its cryptocurrency portfolio to pay for expenses;

●	The Bitcoin block reward halves approximately every four year which reduces the number of Bitcoin the Company would receive from solving blocks;

●	The Company is exposed to hash rate and network difficulty, which could reduce the ability of the Company to remain competitive with its peers;

●	The risks posed by the COVID-19 pandemic cannot be predicted with certainty and the Company remains exposed to government imposed restrictions on operations;

●	The Company’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;

●	The Company’s coins may be subject to loss, theft or restriction on access;

●	Incorrect or fraudulent coin transactions may be irreversible;

●	If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than of the Company) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Company’s mining operations;

●	The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;

●	Risk related to technological obsolescence and difficulty in obtaining hardware;

●	Delays in the development of existing and planned cryptocurrency mining facilities may result in different outcomes than those intended;

●	Exposure to environmental liabilities and hazards may result in the imposition of fines, penalties and restrictions;

●	The Company’s success is largely dependent on the performance of the Company’s management and executive officers;

●	The Company may be unable to attract, develop and retain its key personal and establish adequate succession planning;

●	The Company may be unable to obtain additional financing on acceptable terms or at all;

●	The Company faces competition from other cryptocurrency companies;

●	Uninsured or uninsurable risks could result in significant financial liabilities;

●	The Company does not currently pay cash dividends and therefore the Company’s shareholders will not be able to receive a return on their SV Shares unless they sell them;

●	The SV Shares are subject to volatility risk and there is no guarantee that an active or liquid market will be sustained for the SV Shares;

●	There are significant legal, accounting, and financial costs of being a publicly traded company which may reduce the resources available for the Company to deploy on its cryptocurrency mining operations;

●	Directors and officers may have a conflict of interest between their duties owed to the Company and their interest in other personal or business ventures;

●	The Company may be subject to litigation arising out of its operations;

●	The Company could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company;

●	The Company has a limited history of operations and is in the early stage of development;

●	Ineffective management of growth could result in a failure to sustain the Company’s progress;

●	The Company may be subject to tax consequences which could reduce the Company’s profitability;

●	The Company may be exposed to risks from exchanging currencies, including currency exchange fees;

●	The Company maintains the discretion to use the net proceeds of an offering pursuant to this prospectus and applicable prospectus supplement differently than described herein;

●	Debt securities issued pursuant to the base shelf prospectus and applicable prospectus supplement may be unsecured and the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any applicable debt securities;

●	Changes in interest rates may affect the market price or value of any debt securities;

●	Fluctuations in foreign currency markets may affect the market price or value of any debt securities;

●	The SV Shares are subject to volatility risk and there is no guarantee that an active or liquid market will be sustained for the SV Shares;

●	It cannot be assured that forward-looking statements in this prospectus supplement will provide to be accurate; and

●	the other factors discussed under the heading, “RISK FACTORS” in this prospectus supplement.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus and in the documents incorporated by reference herein including in the 2020 MD&A (as defined herein) under the heading “Risks and Uncertainties” and in the 2020 AIF (as defined herein) under the heading “RISK FACTORS”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus supplement are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus as of the date hereof and only for the purposes of the SV Shares offered hereunder. Other documents are also incorporated, or deemed to be incorporated, by reference in the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Digihost at 18 King St. E, Suite 902, Toronto, ON M5C 1C4 (Telephone: (647) 259-1790) Attn: Chief Financial Officer. or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company available on the Company’s website, SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus supplement or the accompanying base shelf prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement or the accompanying base shelf prospectus, as further described below:

●	the Company’s audited consolidated financial statements for the year ended December 31, 2020 and 2019, filed on April 30, 2021;

●	the Company’s management’s discussion and analysis for the year ended December 31, 2020, filed on April 30, 2021 (the “2020 MD&A”);

●	the information circular dated June 28, 2021 with respect to the annual general meeting of the Company’s shareholders (the “Shareholders”) held on August 9, 2021, filed on July 12, 2021;

●	the Company’s restated unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020, filed on January 12, 2022 (the “Interim Financial Statements”);

●	the Company’s restated management’s discussion and analysis for the three and nine months periods ended September 30, 2021, filed on January 12, 2022 (the “Interim MD&A”);

●	the Company’s annual information form for the year ended December 31, 2020, dated as at December 17, 2021, filed on December 17, 2021 (the “2020 AIF”);

●	the material change report dated February 19, 2020 relating to the announcement of the closing of the Company’s private placement and completion of the Company’s reverse takeover transaction (the “RTO”), filed on February 20, 2020;

●	the material change report dated February 21, 2020 relating to the announcement of a corporate update with respect to termination of the colocation agreements, filed on February 21, 2020;

●	the material change report dated February 27, 2020 relating to the announcement of the Company’s vertical integration results in expanded production capacity and reduced operating costs, filed on February 27, 2020;

●	the material change report dated March 20, 2020 relating to the announcement of the Company’s operation adjustments in response to the COVID-19 pandemic, filed on March 20, 2020;

●	the material change report dated April 7, 2020 relating to the announcement of the Company recommencing partial operations, filed on April 7, 2020;

●	the material change report dated September 8, 2020 relating to the announcement of the Company’s revenue comparison in Q2 compared to Q1, 2020, filed on September 8, 2020;

●	the material change report dated October 20, 2020 relating to the announcement of the Company’s acquisition of 180 Whatsminer M30s cryptocurrency miners, filed on October 20, 2020;

●	the material change report dated November 24, 2020 relating to the Company’s announcement of a debt settlement agreement, filed on November 24, 2020;

●	the material change report dated January 6, 2021 relating to the announcement of the Company acquiring high efficient Antminer S19 Pro 110 miners, filed on January 6, 2021;

●	the material change report dated January 6, 2021 relating to the announcement of the fully subscribed private placement of SV Shares for aggregate gross proceeds of C$283,400 and debt settlement with two of its third-party creditors, filed on January 6, 2021;

●	the material change report dated February 4, 2021 relating to the announcement of the number of Bitcoins mined in January 2021, filed on February 4, 2021;

●	the material change report dated February 8, 2021 relating to the announcement of the Company’s upgraded listing from the OTC Pink Sheets to OTCQB, filed on February 8, 2021;

●	the material change report dated February 19, 2021 relating to the announcement of the non-brokered private placement of SV Shares for aggregate gross proceeds of up to C$4,000,000, filed on February 19, 2021;

●	the material change report dated February 19, 2021 relating to the closing of the non-brokered private placement of SV Shares for aggregate gross proceeds of C$4,000,000 and announcing the closing of the debt settlement previously announced on November 24, 2020, filed on February 19, 2021;

●	the material change report dated February 23, 2021 relating to the announcement of the non-brokered private placement of units of the Company for aggregate gross proceeds of up to C$10,000,000, filed on February 23, 2021;

●	the material change report dated March 4, 2021 relating to announcement of the number of Bitcoins mined in February 2021, filed on March 4, 2021;

●	the material change report dated March 11, 2021 relating to the announcement of the brokered private placement of SV Shares and associated warrants for aggregate gross proceeds of approximately $25,000,000, filed on March 11, 2021;

●	the material change report dated March 12, 2021 relating to the announcement that the Company will not be proceeding with the proposed non-brokered private placement of units previously announced on February 23, 2021, filed on March 12, 2021;

●	the material change report dated March 12, 2021 relating to the announcement that the Company has filed a preliminary base shelf prospectus with the securities regulatory authorities in British Columbia, Alberta and Ontario, filed on March 12, 2021;

●	the material change report dated March 17, 2021 relating to the closing of the brokered private placement of SV Shares and associated warrants for aggregate gross proceeds of $25,000,000, previously announced on March 11, 2021, filed on March 17, 2021;

●	the material change report dated March 24, 2021 relating to the purchase of a 60 MW power plant located in the State of New York (“Digifactory1”) for cash consideration of US$3,500,000 and the issuance to the vendor of 437,318 SV Shares, filed on March 24, 2021;

●	the material change report dated March 29, 2021 relating to the acquisition of 700 Bitmain S17+ 76TH Miners for a total purchase price of US$4,025,000, filed on March 29, 2021;

●	the material change report dated April 6, 2021 relating to the announcement of the number of Bitcoins mined in the first quarter of 2021 and an operational update, filed on April 6, 2021;

●	the material change report dated April 7, 2021 relating to the announcement of a proposed brokered private placement of SV Shares and warrants from aggregate gross proceeds of approximately C$25,000,000, filed on April 7, 2021;

●	the material change report dated April 14, 2021 relating to the closing of its brokered private placement of SV Shares and warrants for gross proceeds of C$25,000,000 previously announced on April 7, 2021, filed on April 14, 2021;

●	the material change report dated April 14, 2021 relating to the announcement that the Company changed its auditor from Clearhouse LLP to Raymond Chabot Grant Thornton LLP, filed on April 14, 2021;

●	the material change report dated April 29, 2021 relating to the announcement that the Company has appointed Paul Ciullo as the new Chief Financial Officer, replacing Cindy Davis, filed on April 29, 2021;

●	the material change report dated May 3, 2021 relating to the announcement of the Company’s financial results for the year ended December 31, 2020, filed on May 3, 2021;

●	the material change report dated May 10, 2021 relating to announcement of the number of mined Bitcoins held at the end of April, 2021, filed on May 10, 2021;

●	the material change report dated May 10, 2021 relating to the announcement that the Company is in advances stages of the application process for a listing of its securities on Nasdaq, filed on May 10, 2021;

●	the material change report dated May 13, 2021 relating to the announcement that the Company signed a purchase agreement to acquire approximately 10,000 Bitcoin miners from Northern Data AG (“Northern Data”), filed on May 13, 2021;

●	the material change report dated May 14, 2021 relating to an update on agreement to acquire Bitcoin miners from Northern Data and associated hosting agreement with Northern Data, filed on May 14, 2021;

●	the material change report dated May 17, 2021 relating to the Company’s announcement that over 90% of the energy consumed by the Company in its Bitcoin mining operations is from sources that create zero carbon emissions, filed on May 17, 2021;

●	the material change report dated May 19, 2021 relating to the announcement of the Company’s financial results for the three months ended March 31, 2021, filed on May 19, 2021;

●	the material change report dated June 10, 2021 relating to the announcement that the Company has entered into a strategic co-mining agreement with Bit Digital, Inc., filed on June 10, 2021;

●	the material change report dated June 16, 2021 relating to the announcement of a brokered private placement of SV Shares and warrants for aggregate gross proceeds of up to approximately C$15,000,000, filed on June 16, 2021;

●	the material change report dated June 21, 2021 relating to the closing of a brokered private placement of SV Shares and warrants for aggregate gross proceeds of C$15,000,000, as previously announced on June 16, 2021, filed on June 21, 2021;

●	the material change report dated July 6, 2021 relating to announcement of the number of mined Bitcoins held at the end of June, 2021, filed on July 6, 2021;

●	the material change report dated July 26, 2021 relating to the announcement that the Company and Bit Digital, Inc. have entered into a second co-mining agreement, filed on July 26, 2021;

●	the material change report dated September 8, 2021 relating to the announcement of an operational update by the Company, filed on September 8, 2021;

●	the material change report dated October 4, 2021 relating to the announcement of an operational update by the Company, filed on October 4, 2021;

●	the material change report dated October 6, 2021 relating to the announcement of the Company’s intention to consolidate (the “Consolidation”) the SV Shares and the proportionate voting shares of the Company (the “PV Shares”) on the basis on three (3) pre-Consolidation SV Shares or PV Shares, as applicable, for every one (1) post-Consolidation SV Share or PV Share, as applicable, filed on October 6, 2021;

●	the material change report dated October 21, 2021 relating to the announcement of the Company’s financial results for the nine months ended September 30, 2021, filed on October 21, 2021;

●	the material change report dated October 26, 2021 relating to the announcement of October 28, 2021 as the effective date of the Consolidation, filed on October 26, 2021;

●	the material change report dated October 28, 2021 relating to the announcement of over 6,000 Bitcoin miners received since mid-October, 2021, filed on October 28, 2021;

●	the material change report dated November 12, 2021 relating to the announcement that the Company will commence trading on Nasdaq on November 15, 2021, filed on November 12, 2021;

●	the material change report dated November 15, 2021 relating to the announcement of an operational update by the Company, filed on November 15, 2021;

●	the material change report dated December 1, 2021 relating to the announcement of Bitcoin production update for the month ended November 30, 2021, filed on December 1, 2021;

●	the material change report dated January 12, 2022 relating to the announcement of Bitcoin production updates for the quarter and month ended December 31, 2021, and the restatement of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020, filed on January 12, 2022;

●	the material change report dated February 1, 2022 relating to the announcement of Bitcoin production update for the month ended January 31, 2022, filed on February 1, 2022; and

●	the material change report dated March 2, 2022 relating to the announcement of a US$10,000,000 credit facility, filed on March 2, 2022.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus supplement and prior to the termination of this offering of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. To the extent that any document or information incorporated by reference into this prospectus supplement is included in a report that is filed with or furnished to the SEC pursuant to the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of the prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com, and on EDGAR, which can be accessed at www.sec.gov.

Any statement contained in this prospectus supplement, in the accompanying base shelf prospectus, or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying base shelf prospectus, to the extent that a statement contained herein, in any prospectus supplement hereto, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

References to the Company’s website in this prospectus supplement, in the accompanying base shelf prospectus or in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Nine Months ended September 30, 2021	Nine Months ended September 30, 2020	Year ended December 31, 2020	Year ended December 31, 2019
	(expressed in Canadian dollars)
High	1.2856	1.4496	1.4496	1.3600
Low	1.2040	1.2970	1.2718	1.2988
Average	1.2513	1.3541	1.3415	1.3269
Closing	1.2741	1.3339	1.2732	1.2988

On March 3, 2022, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.2664.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this prospectus supplement forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) powers of attorney from certain of the Company’s directors and officers; and (3) the Sales Agreement.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement with respect to certain securities of the Company, including the Offered Shares. This prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “RISK FACTORS”, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated in the Province of British Columbia on February 18, 2017 under the Business Corporations Act (British Columbia) under the name “Chortle Capital Corp.”. The Company changed its name on September 18, 2017 to “HashChain Technology Inc.”. Following the RTO with Digihost International Inc., which closed on February 14, 2020, the Company changes its name Digihost Technology Inc.

The Company’s head office is located at 18 King Street East, Toronto, ON M5C 1C4 and the Company’s registered office is located at 595 Howe St, 10th Floor, Vancouver, BC, V6C 2T5.

The Company’s SV Shares are listed for trading on the TSXV under the trading symbol “DGHI” and on Nasdaq under the trading symbol “DGHI”

Subsidiaries

The table below lists the principal material subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Digihost International, Inc.	State of Delaware, U.S.	Computer and electrical equipment

Summary Description of the Business

The primary business of the Company is the provision of computing capacity to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin), referred in this prospectus supplement as “mining” or “cryptocurrency mining”.

In describing of the business of the Company in this prospectus supplement:

“ASIC” shall refer to an application-specific integrated circuit miner, a device designed for the singular purpose of mining cryptocurrencies;

“Bitcoin” shall refer to the native token of the Bitcoin Network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency, with “Bitcoin Network” meaning the network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties, and “SHA -256 meaning a cryptographic Hash algorithm. SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin cash;

“Blockchain” shall refer to an immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are examples of well-known and widely distributed blockchains;

“Ether” or “Ethereum” shall refer to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized application, and “Ethereum Network” means the network of computers running the software protocol underlying Ethereum and which network maintains the database of Ether ownership and facilitates the transfer of Ether among parties;

“GPU” shall refer to a graphics processing unit, a programmable logic chip (processor) specialized for display functions and effective at solving digital currency hashing algorithms;

“Hash” shall refer to the output of a hash function, i.e. the output of the fundamental mathematical computation of a particular cryptocurrency’s computer code which miners execute, and “Gigahash” and “Petahash” mean, respectively, 1x109 Hashes and 1x1015 Hashes; and

“Hashrate” shall refer to a measure of mining power whereby the expected income from mining is directly proportional to a miners hashrate normalized by the total hashrate of the network.

The Company operates in one segment, being the provision of data servers for the purposes of mining and sale of digital currencies. The Company owns a data centre facility in Buffalo, NY, equipped with an 18.7MVA 115,000-kilovolt-ampere substation, which mines Bitcoin continuously on the cloud. The Company utilizes GPU and ASIC SHA-256 computing equipment for its cryptocurrency operations. The Company is planning to reduce operating costs by operating during off-peak hours and obtaining electricity directly from generation.

The specialized skills and knowledge possessed by management of the Company include expertise in setting up and maintaining efficient mining centres, as well as expertise in the management of miners and optimization of Hashrate. The Company’s Chief Executive Officer and its President have received specializations in blockchain from the MIT Sloan Blockchain Technologies program.

Additional information regarding the business of the Company and its cryptocurrency mining operations can be found in the 2020 AIF under the heading “GENERAL DEVELOPMENT OF THE BUSINESS”. The Company’s operating and maintenance expenses are primarily comprised of electricity to power its computing equipment as well as cooling and lighting and other aspects of operating computer equipment. Other site expenses include leasing costs for the facilities, personnel salaries, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

Recent Developments

There have been no material developments in the business of the Company since the date of the Company’s unaudited restated condensed interim consolidated financial statements as at and for the nine months ended September 30, 2021, which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference herein.

PROMOTERS

The following table sets forth the Promoters of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned		% of Class(1)
Michel Amar(2)	SV Shares	4,803,928	(3)	19.25%
	PV Shares	3,333	(4)	100%

Notes:

(1)	A total of 24,956,165 SV Shares are issued and outstanding as of March 4, 2022.
(2)	In addition to the SV Shares and PV Shares noted in the table above, Mr. Amar holds 608,332 options to purchase SV Shares at an average price of C$5.28 per SV Share and 600,000 RSUs (as defined below).
(3)	518,333 SV Shares are held by Michel Amar, 626,544 SV Shares are held by Bit Mining International LLC, 2,165,889 SV Shares are held by Bit Management, LLC and 1,493,162 SV Shares are held by NYAM, LLC. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of Digihost. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC.
(4)	3,333 PV Shares are held by NYAM, LLC. NYAM, LLC is controlled by Michel Amar.

No Promoter was within the 10 years before the date of this prospectus a director, CEO, or CFO of a person or company that was subject to an order (as that term is defined in section 10.2(1.1) of Form 51-102F2 – Annual Information Form) while or after that Promoter was acting in that capacity.

SELLING SECURITYHOLDERS

Securities may be sold under this prospectus supplement by way of a secondary offering by or for the account of certain Selling Securityholders. Information regarding the beneficial ownership of SV Shares by any additional Selling Securityholder, the number of SV Shares being offered thereby and the number of SV Shares beneficially owned by thereby after the applicable offering, where applicable, will be set forth in another prospectus supplement or in an amendment to the Registration Statement of which this prospectus supplement is a part.

The following table sets forth the name of certain Selling Securityholders, the number and percentage of our SV Shares beneficially owned thereby as of March 4, 2022 and the number and percentage of our SV Shares beneficially owned thereby assuming all of the SV Shares registered hereunder are sold under this prospectus in the manner contemplated under “PLAN OF DISTRIBUTION” in this prospectus (as may be supplemented and amended), in each case, on a post-Consolidation basis. Beneficial ownership is determined in accordance with 44-101 - Short Form Prospectus Distributions and includes voting or dispositive power with respect to our SV Shares. Generally, a person “beneficially owns” SV Shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The SV Shares referenced in the table below are comprised of SV Shares issuable upon the exercise of warrants held by the applicable Selling Securityholder and assumes that the Selling Securityholders have exercised their warrants in full pursuant to exercises for cash. We cannot predict when or whether any of the Selling Securityholders will exercise their warrants, and, even if they do, we do not know how long the Selling Securityholders will hold the SV Shares acquired upon exercise before selling them, and we currently do not have any agreements, arrangements or understandings with the Selling Securityholders regarding the sale or other disposition of any of the SV Shares issuable upon exercise of the warrants.

	SV Shares Beneficially Owned Prior to the Offering(s) (1)			Maximum Number of SV Shares to be Sold pursuant to this	SV Shares Beneficially Owned After the Offering(s)(1)
	Number(2)	Percentage(17)		Prospectus(1)	Number	Percentage
Armistice Capital Master Fund Ltd.(3)	3,988,087	13.78	%(4)	3,988,087	—	—
Sabby Volatility Warrant Master Fund, LTD(5)	2,536,992	9.23	%(6)	2,536,992	—	—
CVI Investments, Inc.(7)	1,654,165	6.22	%(8)	1,654,165	—	—
Intracoastal Capital LLC(9)	491,433	1.93%		491,433
Hudson Bay Master Fund Ltd.(10)	365,418	1.44%		365,418	—	—
Iroquois Master Fund Ltd. (11)	62,422	*		62,422
Michael Vasinkevich(12),(13)	502,378	1.97%		502,378	—	—
Craig Schwabe(12),(14)	175,293	*		175,293	—	—
Noam Rubenstein(12),(15)	97,928	*		97,928	—	—
Charles Worthman(12),(16)	7,834	*		7,834	—	—

*	Less than 1%

Notes:

(1)	On a post-Consolidation basis.

(2)	The Selling Securityholders identified herein may offer and sell all or part of their SV Shares issuable upon exercise of the warrants held thereby and covered by this prospectus, but no estimates can be made as to the amount of SV Shares that will be held thereby after the completion of the offering(s) hereunder. The number of shares and percentages of beneficial ownership after the offering assume that the Selling Securityholders identified herein sell all of their SV Shares covered by this prospectus

(3)	The SV Shares issuable upon exercise of the warrants held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”) may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Ave, 7th Floor, New York, NY 10022. Consists of 1,248,439 SV Shares underlying Warrants with an exercise price of C$9.42 per SV Share acquired on March 16, 2021, 1,781,308 SV Shares underlying Warrants with an exercise price of C$7.11 per SV Share acquired on April 9, 2021, and 958,334 SV Shares underlying Warrants with an exercise price of C$5.97 per SV Share acquired on June 18, 2021, all of which are owned both of record and beneficially.

(4)	The ability to exercise warrants held by the Master Fund is subject to a beneficial ownership limitation that, at the time of initial issuance of the warrants, was capped at 9.99% beneficial ownership of the Company’s issued and outstanding common stock (post-exercise) with respect to 3,988,087 SV Shares issuable upon exercise of another warrant held by the Master Fund. These beneficial ownership limitations may be adjusted up or down, subject to providing advanced notice to the Company, provided that any increases in beneficial ownership limitations only take effect upon 61 days advance notice. Beneficial ownership as reflected in the table above reflects the total number of SV Shares potentially issuable upon exercise of the warrants held by the Master Fund and does not give effect to these beneficial ownership limitations. Accordingly, actual beneficial ownership, as calculated in accordance with Section 13(d) and Rule 13d-3 thereunder may be lower than as reflected in the table.

(5)	The SV Shares issuable upon exercise of the warrants held by Sabby Volatility Warrant Master Fund, LTD., a Cayman Islands exempted company (“Sabby Volatility”) may be deemed to be indirectly beneficially owned by (i) Sabby Management, LLC (“Sabby Management”) as the investment manager of Sabby Volatility; and (ii) Hal Mintz, as the managing member of Sabby Management. The address of Sabby Volatility is c/o Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, NJ 07458. Consists of 624,219 SV Shares underlying Warrants with an exercise price of C$9.42 per SV Share acquired on March 16, 2021, 1,246,106 SV Shares underlying Warrants with an exercise price of C$7.11 per SV Share acquired on April 9, 2021, and 666,667 SV Shares underlying Warrants with an exercise price of C$5.97 per SV Share acquired on June 18, 2021, all of which are owned both of record and beneficially.

(6)	The ability to exercise warrants held by Sabby Volatility is subject to a beneficial ownership limitation that, at the time of initial issuance of the warrants, was capped at 4.99% beneficial ownership of the Company’s issued and outstanding common stock (post-exercise) with respect to 2,536,992 SV Shares issuable upon exercise of another warrant held by Sabby Volatility. These beneficial ownership limitations may be adjusted up or down, subject to providing advanced notice to the Company, provided that any increases in beneficial ownership limitations only take effect upon 61 days advance notice. Beneficial ownership as reflected in the table above reflects the total number of SV Shares potentially issuable upon exercise of the warrants held by Sabby Volatility and does not give effect to these beneficial ownership limitations. Accordingly, actual beneficial ownership, as calculated in accordance with Section 13(d) and Rule 13d-3 thereunder may be lower than as reflected in the table.

(7)	The SV Shares issuable upon exercise of the warrants held by CVI Investments, Inc., a Cayman Islands company (“CVI”) may be deemed to be indirectly beneficially owned by Heights Capital Management, Inc. (“Heights”), the authorized agent of CVI. Heights has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights, may also be deemed to have investment discretion and voting power over the shares held by CVI. The address of CVI is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, CA 94111. Consists of 633,333 SV Shares underlying Warrants with an exercise price of C$9.42 per SV Share acquired on March 16, 2021, 666,666 SV Shares underlying Warrants with an exercise price of C$7.11 per SV Share acquired on April 9, 2021, and 354,166 SV Shares underlying Warrants with an exercise price of C$5.97 per SV Share acquired on June 18, 2021, all of which are owned both of record and beneficially.

(8)	The ability to exercise warrants held by CVI Investments is subject to a beneficial ownership limitation that, at the time of initial issuance of the warrants, was capped at 4.99% beneficial ownership of the Company’s issued and outstanding common stock (post-exercise) with respect to 1,654,165 SV Shares issuable upon exercise of another warrant held by CVI Investments. These beneficial ownership limitations may be adjusted up or down, subject to providing advanced notice to the Company, provided that any increases in beneficial ownership limitations only take effect upon 61 days advance notice. Beneficial ownership as reflected in the table above reflects the total number of SV Shares potentially issuable upon exercise of the warrants held by CVI Investments and does not give effect to these beneficial ownership limitations. Accordingly, actual beneficial ownership, as calculated in accordance with Section 13(d) and Rule 13d-3 thereunder may be lower than as reflected in the table

(9)	The SV Shares issuable upon exercise of the warrants held by Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal”) may be deemed to be indirectly beneficially owned by Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal . The address of Intracoastal is 245 Palm Trail, Delray Beach, FL 33483. Consists of 187,266 SV Shares underlying Warrants with an exercise price of C$9.42 per SV Share acquired on March 16, 2021, 200,000 SV Shares underlying Warrants with an exercise price of C$7.11 per SV Share acquired on April 9, 2021, and 104,167 SV Shares underlying Warrants with an exercise price of C$5.97 per SV Share acquired on June 18, 2021, all of which are owned both of record and beneficially.

(10)	The SV Shares issuable upon exercise of the warrants held by Hudson Bay Master Fund Ltd., a Cayman Islands exempted company (“HBMF”) may be deemed to be indirectly beneficially owned by (i) Hudson Bay Capital Management LP (“Hudbay”), the investment manager of HBMF; and (ii) Sander Gerber (“Mr. Gerber”), the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudbay. The address of HBMF is c/o Hudson Bay Master Fund LP, 28 Havenmeyer Place, 2nd Floor, Greenwich, CT 06830. Consists of 365,418 SV Shares underlying Warrants with an exercise price of C$9.42 per SV Share acquired on March 16, 2021, all of which are owned both of record and beneficially.

(11)	The SV Shares issuable upon exercise of the warrants held by Iroquois Master Fund Ltd., a Cayman Islands non-withholding foreign partnership (“Iroquois Master Fund”) may be deemed to be indirectly beneficially owned by (i) Iroquois Capital Management LLC (“Iroquois Capital”), the investment manager of Iroquois Master Fund; and (ii) Richard Abbe and Kimberly Page, each of whom make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to Iroquois Master Fund. The address of Iroquois Master Fund is c/o Iroquois Capital Management, LLC, 2 Overhill Road, Suite 400, Scarsdale, NY 10583. Consists of 62,422 SV Shares underlying Warrants with an exercise price of C$9.42 per SV Share acquired on March 16, 2021, all of which are owned both of record and beneficially.

(12)	The business address of each of Michael Vasinkevich, Noam Rubinstein, Craig Schwabe and Charles Worthman is c/o H.C. Wainwright & Co., LLC, 430 Park Ave, 3rd Floor, New York, NY 10022.

(13)	Consists of 160,112 SV Shares underlying Warrants with an exercise price of C$10.0125 per SV Share acquired on March 16, 2021, 199,766 SV Shares underlying Warrants with an exercise price of C$8.025 per SV Share acquired on April 9, 2021 and 142,500 SV Shares underlying Warrants with an exercise price of C$6.75 per SV Share acquired on June 18, 2021, all of which are owned both of record and beneficially. Mr. Vasinkevich is an affiliate of the Agent.

(14)	Consists of 55,867 SV Shares underlying Warrants with an exercise price of C$10.0125 per SV Share acquired on March 16, 2021, 69,704 SV Shares underlying Warrants with an exercise price of C$8.025 per SV Share acquired on April 9, 2021 and 49,722 SV Shares underlying Warrants with an exercise price of C$6.75 per SV Share acquired on June 18, 2021, all of which are owned both of record and beneficially. Mr. Schwabe is an affiliate of the Agent.

(15)	Consists of 31,211 SV Shares underlying Warrants with an exercise price of C$10.0125 per SV Share acquired on March 16, 2021, 38,940 SV Shares underlying Warrants with an exercise price of C$8.025 per SV Share acquired on April 9, 2021 and 27,777 SV Shares underlying Warrants with an exercise price of C$6.75 per SV Share acquired on June 18, 2021, all of which are owned both of record and beneficially. Mr. Rubenstein is an affiliate of the Agent.

(16)	Consists of 2,497 SV Shares underlying Warrants with an exercise price of C$10.0125 per SV Share acquired on March 16, 2021, 3,115 SV Shares underlying Warrants with an exercise price of C$8.025 per SV Share acquired on April 9, 2021 and 2,222 SV Shares underlying Warrants with an exercise price of C$6.75 per SV Share acquired on June 18, 2021, all of which are owned both of record and beneficially. Mr. Worthman is an affiliate of the Agent.

(17)	Assuming the exercise or conversion into SV Shares of all securities held by the Selling Securityholder which are exercisable or convertible into SV Shares, based on 24,956,165 SV Shares issued and outstanding as of March 4, 2022.

RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers of the Offered Shares should carefully consider the risk factors and the other information contained in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, including the Company’s 2020 AIF and the 2020 MD&A and annual and interim financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company's business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus supplement.

Risks Related to the Offering of Securities

Unallocated proceeds of the Offering

As discussed in “USE OF PROCEEDS” below, the net proceeds from the Offering will be used for general corporate purposes, working capital needs and capital expenditures, however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate a portion of the net proceeds differently form that described under the heading “USE OF PROCEEDS” if the Company believes it would be in the Company’s best interests to do so. Accordingly, the Company’s management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated. The failure by the Company’s management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the SV Shares to decline. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Dilution

The number of SV Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, as part of future offerings, issue additional SV Shares and/or securities convertible into or exercisable for SV Shares from time to time, subject to the rules of any applicable stock exchange on which the SV Shares are then listed and applicable securities law. The issuance of any additional SV Shares and/or securities convertible into or exercisable for SV Shares may have a dilutive effect on the interests of holders of the Company’s SV Shares. Further, if proceeds of the Offering are used to pay down existing indebtedness, the Offering may result in substantial dilution on a per SV Share basis to the Company’s net income and certain other financial measures used by the Company, which may result in the reduction of value and proportional voting power of each SV Share.

Return on investment is not guaranteed

There can be no assurance regarding the amount of income to be generated by the Company. The SV Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the SV Shares on any date in the future. The market value of the SV Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant which could result in the loss of some or all of a purchaser’s investment in the SV Shares.

Trading Price of SV Shares and Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects for such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the SV Shares may be subject to large fluctuations and may decline below the price at which an investor acquired its SV Shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Market discount

The price of the SV Shares will fluctuate with market conditions and other factors. If a shareholder sells its SV Shares, the price received may be more or less than the original investment. The SV Shares may trade at a discount from their book value.

Risk of potential adverse U.S. federal income tax consequences to 10% or greater United States shareholders

If a United States person is treated as owning (directly-, indirectly, or constructively) at least 10% of the value or voting power of our SV Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. We are not currently a controlled foreign corporation but cannot provide assurance that we will not become a controlled foreign corporation as a result of future changes in the composition of our shareholders. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our SV Shares.

Risks if tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions

We have cross-border transactions among the entities within our company group in relation to various aspects of our business. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Company and our U.S. subsidiary to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our U.S. subsidiary should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

Passive foreign investment company status

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Once treated as a PFIC for any taxable year, we would generally continue to be treated as a PFIC for all subsequent taxable years for any U.S. shareholder who owned SV Shares when we were treated as a PFIC. If we were to be a PFIC, and a U.S. shareholder does not make a “mark-to-market” election, “excess distributions” to such U.S. shareholder, and any gain recognized by such U.S. shareholder on a disposition of our SV Shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our SV Shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually. We currently do not expect to be a PFIC for our current and future taxable years. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, we may become a PFIC in a future taxable year. If we do become a PFIC in the future, U.S. shareholders who hold SV Shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made timely qualified electing fund (“QET”) or mark-to-market elections or certain other elections. We do not currently intend to prepare or provide the information that would enable the holders of our SV Shares to make a QEF election.

Forward Looking Statements.

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” or “at-the-market” offering will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution. The proceeds actually received by the Company will depend on the number of SV Shares actually sold and the offering price of such SV Shares. See “PLAN OF DISTRIBUTION”.

The net proceeds from the Offering, to the extent raised, are expected to be used by the Company primarily to support the growth and development of the Company’s existing mining operations as well as for working capital and general corporate purposes and to repay outstanding indebtedness from time to time. The Company currently has a US$10,000,000 committed collateralized revolving credit facility, which the Company may repay from time to time with net proceeds from the Offering.

Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where, for business reasons, a reallocation of funds may be deemed prudent or necessary, and the ultimate use of proceeds from the Offering may vary materially from that set forth above. For example, the operations of the Company may be continue to be adversely impacted by COVID-19, which has already reduced the availability of and affected the timing of delivery of mining equipment. It has also reduced the mobility of the Company’s technical personnel and access to the Company’s data centres. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs, in each case attributable to supply chain disruption caused by COVID-19. Accordingly, those and other factors may result in management of the Company exercising discretion in applying the net proceeds from the sale of Offered Shares. See “RISK FACTORS”.

The proceeds from the sale or other disposition of the Registrable Shares covered by this prospectus supplement are solely for the account of the Selling Securityholders. Accordingly, the Company will not receive any proceeds from the sale or other disposition of the Registrable Shares by the Selling Securityholders. The net proceeds received from the sale or other disposition of the Registrable Shares by the Selling Securityholders, if any, is unknown. We will, however, receive the net proceeds from the exercise by the Selling Securityholders for cash of any warrants if and when exercised.

As of March 4, 2022, there are a total of 5,893,863 warrants outstanding with a weighted average cash exercise price of C$7.69 per SV Share, subject to adjustment as provided in the warrants. We intend to use the net proceeds we receive from the cash exercise of the warrants, if any, for working capital purposes, expanding existing businesses or acquiring or investing in businesses, capital expenditures and other general corporate purposes.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the 2020 Annual Financial Statements which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference.

The Company may, from time to time during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to US$250,000,000. See “PLAN OF DISTRIBUTION”.

PRIOR SALES

SV Shares

The following table sets out details of an aggregate of 29,928,751 SV Shares issued by the Company during the 12 months immediately preceding the date of this prospectus supplement.

Date of Issuance	Price per SV Share	Number of SV Shares
January 9, 2021	$0.81	349,876	(1)
February 9, 2021(2)	$0.20	200,000	(1)
March 16, 2021	$2.67	9,363,296	(1)
April 9, 2021	$2.14	11,682,243	(1)
June 18, 2021	$1.80	8,333,336	(1)

Note:

(1)	On a pre-Consolidation basis.

(2)	SV Shares were issued to settle a debt with two creditors.

Options

The following table summarizes details of the stock options to purchase an aggregate of 5,470,491 SV Shares issued by the Company during the 12-months immediately preceding the date of this prospectus supplement:

Date of Issuance	Exercise Price per Option	Number of Options
January 5, 2021	$1.25	1,650,491	(1)
February 24, 2021	$4.64	150,000	(1)
March 26, 2021	$2.49	1,600,000	(1)
May 17, 2021	$2.45	1,290,000	(1)
June 22, 2021	$1.40	780,000	(1)

RSUs

The following table summarizes details of the 1,449,250 restricted share units of the Company (“RSUs”) issued by the Company during the 12-months immediately preceding the date of this prospectus supplement:

Date of Issuance	Price per RSU	Number of RSUs
January 11, 2022	N/A	1,449,250	(1)

Note:

(1)	On a post-Consolidation basis.

Warrants

The following table summarizes details of the warrants to purchase an aggregate of 29,645,851 SV Shares issued by the Company during the 12-months immediately preceding the date of this prospectus supplement:

Date of Issuance	Exercise Price per Warrant	Number of Warrants
March 16, 2021	$3.14	9,363,296	(1)
March 16, 2021	$3.3375	749,064	(1)
April 9, 2021	$2.37	11,682,243	(1)
April 9, 2021	$2.675	934,579	(1)
June 18, 2021	$1.99	6,250,002	(1)
June 18, 2021	$2.25	666,667	(1)

Note:

(1)	On a pre-Consolidation basis.

TRADING PRICE AND VOLUME

The SV Shares are listed and posted for trading on Nasdaq under the symbol “DGHI” and on the TSXV under the symbol “DGHI”.

The following table sets out the price range and trading volume of the SV Shares, as reported by the TSXV, for each month since the beginning of the 12-month period immediately preceding the date of this prospectus supplement:

	Price Range
Month	High (C$)	Low (C$)	Volume
March 1, 2022 – March 3, 2022	4.92	4.26	121,000
February, 2022	5.90	3.20	1,274,103
January, 2022	6.20	3.07	1,033,882
December, 2021	7.24	4.28	1,910,064
November, 2021	9.93	6.33	4,973,291
October, 2021	7.14	5.40	2,052,603
September, 2021	7.53	4.92	1,896,640
August, 2021	7.98	5.01	2,932,493
July, 2021	5.52	3.45	1,693,499
June, 2021	7.14	3.36	3,425,292
May, 2021	9.27	3.24	5,541,451
April, 2021	7.89	4.62	5,920,927
March, 2021	14.67	6.18	4,505,400
February, 2021	17.61	1.92	3,041,985
January, 2021	3.51	1.65	1,049,143

The SV Shares commenced trading on Nasdaq on November 15, 2021. The following table sets out the price range and trading volume of the SV Shares, as reported by Nasdaq, for each month since the SV Shares began trading on Nasdaq and up to the date of this prospectus supplement:

	Price Range
Month	High (US$)	Low (US$)	Volume
March 1, 2022 – March 3, 2022	3.99	3.53	739,452
February, 2022	4.65	2.53	2,251,800
January, 2022	4.95	2.438	2,871,300
December, 2021	5.90	3.21	4,035,800
November 15, 2021 – November 30, 2021	7.85	5.00	2,332,281

Prior to the listing of the SV Shares on Nasdaq, the SV Shares traded on the OTC Market. The following table sets out the price range and trading volume of the SV Shares, as reported by the OTC Market, for each month since the beginning of the 12-month period immediately preceding the date of this prospectus supplement and up to the date the SV Shares began trading on Nasdaq:

	Price Range
Month	High (US$)	Low (US$)	Volume
November 1, 2021 – November 12, 2021	8.00	5.50	1,617,012
October, 2021	5.76	4.32	2,388,889
September, 2021	6.00	3.84	1,793,408
August, 2021	6.33	4.02	2,073,470
July, 2021	4.47	2.67	1,637,077
June, 2021	6.00	2.79	2,956,826
May, 2021	7.74	2.70	5,466,439
April, 2021	6.15	3.75	2,478,450
March, 2021	11.64	5.00	3,340,824
February, 2021	14.25	1.50	2,307,872
January, 2021	2.82	1.31	455,039
December, 2020	2.7951	1.31	249,428

DESCRIPTION OF SUBORDINATE VOTING SHARES

The authorized capital of the Company consists of an unlimited number of SV Shares without par value and an unlimited number of proportionate voting shares (“PV Shares”) without par value. As of the date hereof, there are 24,956,165 SV Shares and 3,333 PV Shares issued and outstanding. PV Shares are not available for distribution to the public. PV Shares may be converted into SV Shares at a ratio of 200 SV Shares for every 1 PV Share. For a summary of certain material attributes and characteristics of the SV Shares and PV Shares, see “DESCRIPTION OF SHARE CAPITAL – SV Shares” and “DESCRIPTION OF SHARE CAPITAL – PV Shares” in the base shelf prospectus.

Each holder of SV Shares is entitled to receive notice of and to attend all meeting of shareholders of the Company. Holders of SV Shares are entitled to one (1) vote per SV Share on all matters subject to shareholder vote, voting together as a single class with holders of PV Shares, except as otherwise prohibited by law. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SV shares will be entitled to participate rateably along with all other holders of SV Shares and PV Shares (on an as-converted to SV Share basis). The holders of the SV Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu as to dividends and any declaration or payment of any dividend on the SV Shares. Except as otherwise provided in this prospectus, the SV Shares and PV Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the BCBCA.

PLAN OF DISTRIBUTION

At-The-Market Distribution

The Company has entered into the Sales Agreement with the Agent pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$250,000,000 from time to time through the Agent. The Agent is not required to sell any specific number or dollar amount of SV Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or other existing trading markets for the SV Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada, on the TSXV or on any other trading market in Canada. Neither the Company nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSXV or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering, prices may vary as between purchasers and during the period of distribution. The Agent will not engage in any transactions that stabilize the price of the SV Shares.

The Company will designate the maximum number or amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated. The Company may instruct the Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.

The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion by giving written notice to the Agent as specified in the Sales Agreement, and the Agent has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares by giving written notice as specified in the Sales Agreement.

The Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on Nasdaq on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Agent under the Sales Agreement, the net proceeds to the Company and the Broker Fee payable to the Agent in connection with the sales of the Offered Shares.

The Company will pay the Agent a Broker Fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agent for certain of its expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$100,000. Additionally, pursuant to the terms of the Sales Agreement, the Company agreed to reimburse the Agent for the documented fees and costs of its legal counsel reasonably incurred in connection with the Agent’s ongoing diligence, drafting and other filing requirements arising from the transactions contemplated by the Sales Agreement in an amount not to exceed US$2,500 for each due diligence update. All expenses relating to the Offering and any compensation paid to the Agent will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable prospectus supplement.

We have granted the Agent an 18-month exclusive right to act as sole manager or sole sales agent, as applicable, for any at-the-market facility established or utilized by the Company or substantially similar offering conducted by the Company of any of the Company’s listed securities.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) the sale of all Offered Shares subject to the Sales Agreement; and (ii) the termination of the Sales Agreement as provided therein.

In connection with the sale of the Offered Shares on the Company’s behalf, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. The Agent will not engage in any transactions to stabilize the price of the SV Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, SV Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the SV Shares.

The Company has applied to list the Offered Shares on the TSXV. Listing is subject to the approval of the TSXV in accordance with its applicable listing requirements.

Secondary Offering

The Company is also registering the Registrable Shares for resale by the Selling Securityholders. Such SV Shares may be sold by the Selling Securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in any transaction permitted under applicable law. The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of their SV Shares included for public offering in the Registration Statement on Nasdaq, the TSXV or any other stock exchange, market or trading facility on which the SV Shares are listed or quoted or in private transactions. The Selling Securityholders may sell all or a portion of SV Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, dealers or agents. If SV Shares are sold through underwriters or dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

If the Selling Securityholders effect such transactions by selling SV Shares to or through underwriters, dealers or agents, such underwriters, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of SV Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of SV Shares or otherwise, the Selling Securityholders may enter into hedging transactions with dealers, which may in turn engage in short sales of SV Shares in the course of hedging in positions they assume. The Selling Securityholders may also sell SV Shares short and deliver SV Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Securityholders may also loan or pledge SV Shares to dealers that in turn may sell such SV Shares.

The Selling Securityholders may pledge or grant a security interest in some or all of the SV Shares owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell SV Shares from time to time pursuant to the prospectus supplement. The Selling Securityholders also may transfer and donate SV Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of the prospectus.

The Selling Securityholders and any underwriter, agent or dealer participating in the distribution of SV Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such underwriter, agent or dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of SV Shares is made, a prospectus supplement, if required, will be distributed and will identify the Selling Securityholders and provide the other information set forth under “Selling Securityholders” and set forth the aggregate amount of SV Shares being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

There can be no assurance that any Selling Securityholder will sell any or all of SV Shares registered pursuant to the Registration Statement, of which this prospectus supplement forms a part. The Selling Securityholders may also sell any or all of their SV Shares under Rule 144 or Rule 904 under the U.S. Securities Act, in each case, if available, rather than under the prospectus.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any SV Shares by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of SV Shares to engage in market-making activities with respect to SV Shares. All of the foregoing may affect the marketability of SV Shares and the ability of any person or entity to engage in market-making activities with respect to SV Shares.

Once sold under the Registration Statement, of which this prospectus supplement and the accompanying base shelf prospectus form a part, SV Shares will be freely tradable in the hands of persons other than our affiliates.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares or Registrable Shares in any jurisdiction outside the United States where action for that purpose is required. Neither the Offered Shares nor the Registrable Shares may be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares or Registrable Shares be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering or the Resale, as applicable, and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares or Registrable Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), generally applicable to a holder who acquires, as beneficial owner, SV Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds SV Shares as capital property and deals at arm’s length and is not affiliated with the Company, the Agent and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, SV Shares will be considered to be capital property to a Holder, provided the Holder does not hold SV Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the SV Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) of an interest which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the SV Shares, or (vi) that receives dividends on SV Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in SV Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident person or a group of non-resident persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring SV Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the SV Shares must be converted into Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their SV Shares as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property for the taxation year of the election and in all subsequent taxation years. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the SV Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an “eligible dividend”.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income for that taxation year, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the SV Shares in a year to the extent such dividends are deductible in computing its taxable income for the year.

Disposition of SV Shares

A Resident Holder who disposes, or is deemed to dispose, of a SV Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such SV Shares, as the case may be, immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of a SV Share will be determined by averaging the cost of that SV Share with the adjusted cost base (determined immediately before the acquisition of the SV Share) of all other SV Shares held as capital property at that time by the Resident Holder. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an SV Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns SV Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold SV Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of SV Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a SV Share unless such SV Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the SV Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV and Nasdaq) at the time of disposition, the SV Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the SV Shares s was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the SV Shares may be deemed to be taxable Canadian property. Non-Resident Holders should consult their own tax advisors as to whether their SV Shares Constitute the taxable Canadian property in their particular circumstances.

Even if the SV Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such SV Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a SV Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS – Taxation of Resident Holders – Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders who may hold SV Shares as taxable Canadian property should consult their own tax advisors

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of SV Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase SV Shares pursuant to this Offering and hold such SV Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986 as amended (the “IRC”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker- dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold SV Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) or an opinion of legal counsel with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of SV Shares that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of SV Shares, the U.S. federal income tax consequences relating to an investment in the SV Shares will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires SV Shares is urged to consult its own tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of SV Shares.

Persons considering an investment in SV Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of SV Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We currently do not expect to be a PFIC for our current and future taxable years. However, because our PFIC status for any taxable year can be determined only after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any future taxable year. If we were a PFIC in any taxable year during which a U.S. Holder owns SV Shares, such U.S. Holder would be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the SV Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the SV Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for SV Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, would be added to the tax.

If we were a PFIC for any year during which a U.S. Holder holds SV Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the SV Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the SV Shares. If the election is made, the U.S. Holder would be deemed to sell the SV Shares it holds at their fair market value on the last day of the last taxable year in which we were treated as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s SV Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC. If we were to be a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution rules if such U.S. Holder makes a valid “mark-to-market” election for our SV Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our SV Shares will be marketable stock (as is currently the case) if they are listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of SV Shares held at the end of such taxable year over the adjusted tax basis of such SV Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such SV Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in SV Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of SV Shares in any taxable year in which we were a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election would not apply to SV Shares for any taxable year during which we were not a PFIC, but would remain in effect with respect to any subsequent taxable year in which we became a PFIC. Such election would not apply to any non-U.S. subsidiaries. We currently do not have any non-U.S. subsidiaries.

The tax consequences that would apply if we were to be a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not intend to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election would not be available if we were to be a PFIC.

As discussed below under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Distributions,” notwithstanding any election made with respect to the SV Shares, if we were to be a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the SV Shares would not qualify for reduced income tax rates.

If we were to be a PFIC for any taxable year during which a U.S. Holder owned any SV Shares, the U.S. Holder would generally be required to file annual reports with the IRS.U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules in their ownership of SV Shares.

Distributions

Subject to the discussion above under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to SV Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s SV Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s SV Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on SV Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on SV Shares that are readily tradable on an established securities market in the United States. We believe that, subject to the discussion above under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Passive Foreign Investment Company Consequences”, dividends paid on SV Shares may be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that such U.S. Holders satisfy certain conditions, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non- corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of SV Shares

Subject to the discussion above under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of SV Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the SV Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the SV Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of SV Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are generally required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of SV Shares, as well as any foreign currency gain, may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of SV Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of SV Shares within the United States or through certain U.S.- related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our SV Shares. U.S. Holders should also be aware that if we were to be a PFIC, they will generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the SV Shares and their particular situations.

EACH PROSPECTIVE U.S. INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE U. S. TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR SV SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Peterson McVicar LLP, with respect to Canadian legal matters and Katten Muchin Rosenman LLP, with respect to United States legal matters. Certain legal matters in connection with the Offering will be passed upon for H.C. Wainwright & Co., LLC by Ellenoff Grossman & Schole LLP, with respect to United States legal matters.

As of the date hereof, Peterson McVicar LLP, and its partners and associates, and Katten Muchin Rosenman LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Raymond Chabot Grant Thornton LLP, at its offices located at Suite 200, National Bank Tower, 600 De La Gauchetiere Street West, Montreal, Quebec H3B 4L8.

The transfer agent and registrar of the Company is Computershare Investor Services Inc. in Vancouver, British Columbia at 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9.

AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors and officers of the Company reside outside of Canada. Michel Amar, Alec Amar, Adam Rossman and Paul Ciullo have appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Michel Amar	Peterson McVicar LLP 18 King St. E, Suite 902 Toronto, ON M5C 1C4
Alec Amar
Adam Rossman
Paul Ciullo

The Company has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 E. 42nd Street, 18th Floor, New York, NY 10168 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Offered Shares under the prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated December 2nd, 2021, the Company was granted relief from the requirement that this prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights in connection with any purchase of SV Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights included in the base shelf prospectus.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement relating to securities purchased by a purchaser and any amendment are not sent or delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. However, purchasers of SV Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the SV Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the base shelf prospectus, prospectus supplement, and any amendment relating to SV Shares purchased by such purchaser because the base shelf prospectus, prospectus supplement, and any amendment relating to the SV Shares purchased by such purchaser will not be delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement, and any amendment thereto relating to securities purchased by a purchaser contains a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of SV Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement, and any amendment thereto relating to the SV Shares purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

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